# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AUTOLUS THERAPEUTICS PLC, CIK 0001730463
CUSIP: 05280R100
Title of class of securities: Ordinary Shares, nominal value $0.000042 per share, and American Depositary Shares ("ADS"). Each ADS represents one Ordinary Share
Address of issuer's principal executive offices: The Mediaworks, 191 Wood Lane, London, United Kingdom (X0), W12 7FP
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001426156

## Reporting persons
- MAK Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 30,005,343; sole dispositive power 0; shared dispositive power 30,005,343; aggregate amount beneficially owned 30,005,343 (11.3% of the class)
  Comment: For item 9:
  
  Represents 30,005,343 shares of American Depositary Shares ("ADS"), each representing one ordinary share, par value $0.000042 per share.
  
  For item 11:
  
  The calculation is based upon 266,143,286 ordinary shares (including shares in the form of ADS), nominal value $0.000042 per share outstanding as of November 11, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.
- MAK Capital One L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 30,005,343; sole dispositive power 0; shared dispositive power 30,005,343; aggregate amount beneficially owned 30,005,343 (11.3% of the class)
  Comment: For item 9:
  
  Represents 30,005,343 shares of American Depositary Shares ("ADS"), each representing one ordinary share, par value $0.000042 per share.
  
  For item 11:
  
  The calculation is based upon 266,143,286 ordinary shares (including shares in the form of ADS), nominal value $0.000042 per share outstanding as of November 11, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.
- Michael A. Kaufman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 30,005,343; sole dispositive power 0; shared dispositive power 30,005,343; aggregate amount beneficially owned 30,005,343 (11.3% of the class)
  Comment: For item 9:
  
  Represents 30,005,343 shares of American Depositary Shares ("ADS"), each representing one ordinary share, par value $0.000042 per share.
  
  For item 11:
  
  The calculation is based upon 266,143,286 ordinary shares (including shares in the form of ADS), nominal value $0.000042 per share outstanding as of November 11, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.

## Item 1. Issuer
Name of issuer: AUTOLUS THERAPEUTICS PLC
Address of issuer's principal executive offices: The Mediaworks, 191 Wood Lane, London, W12 7FP, United Kingdom

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by

i. MAK Capital Fund LP ("MAK Fund")

ii MAK Capital One L.L.C. ("MAK Capital"); and

iii Michael A. Kaufman ("Mr. Kaufman," and collectively with MAK Fund and MAK Capital, the "Reporting Persons")
Address of principal business office or, if none, residence: The principal business address of (i) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda; and (ii) MAK Capital and Mr. Kaufman is 590 Madison Avenue, 31st Floor, New York, NY 10022.
Citizenship:
MAK Fund is a Bermuda limited partnership.

MAK Capital is a Delaware limited liability company.

Mr. Kaufman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 30,005,343
Percent of class:
11.3

The calculation is based upon 266,143,286 ordinary shares (including shares in the form of ADS), nominal value $0.000042 per share outstanding as of November 11, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 30,005,343
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 30,005,343

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Managing Member (02/13/2025)
- MAK Capital One L.L.C.: /s/ Michael A. Kaufman, Managing Member (02/13/2025)
- Michael A. Kaufman: /s/ Michael A. Kaufman, MICHAEL A. KAUFMAN (02/13/2025)